PROPANC BIOPHARMA, INC.

302, 6 Butler Street

Camberwell, VIC, 3124 Australia

June 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Propanc Biopharma, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-231682

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Propanc Biopharma, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 P.M. Eastern Daylight Time on Friday, June 21, 2019, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466, or in his absence Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0465.

Sincerely,

PROPANC BIOPHARMA, INC.

By:	/s/ James Nathanielsz
Name:	James Nathanielsz
Title:	Chief Executive Officer

Cc:	Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP
Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP